Mail Stop 4561

September 14, 2006

Mr. Roland Vetter
President and Chief Financial Officer
International Gold Resources, Inc.
15321 Main Street NE 152
Duvall, WA 98019

      Re: International Gold Resources, Inc.
                Form 8-K/A
                Filed November 2, 2005
                Form 10-KSB for Fiscal Year Ended October 31, 2005
                Filed February 10, 2006
                Forms 10-QSB for Fiscal Quarter Ended January 31, 2006 and
                      April 30, 2006
                Filed March 16, 2006 and June 23, 2006
                File No. 0-50103

Dear Mr. Vetter:

We have reviewed your response letter dated July 31, 2006, as filed on August 22, 2006, and have the following additional comments.

Form 8-K/A filed November 2, 2005

Exhibit 99.1 – Financial statements for the period from March 16, 2004 (inception) to October 31, 2004

Note 7. Convertible Debentures Payable

1.   We have reviewed your response to prior comments 1, 2 and 3. We still do not understand your conclusion that the convertible debentures are conventional convertible. The terms of the note clearly state that the conversion price is subject to change with the price of the stock, and speculation as to how investors would act in a given situation is irrelevant in this analysis. Further, based on the analysis provided in Appendix 2, please note that the value of the embedded derivative should be valued at the fair value and not at intrinsic value. Please provide a detailed analysis of how you evaluated paragraphs 12-32 of EITF 00-19 in determining whether these convertible securities qualify for the paragraph 11(a) scope exception from derivative accounting, specifically whether you satisfy the criteria in paragraph 11(a)(2). Please note that if the instruments do not meet the criteria in any one of the paragraphs 12-32 of EITF 00-19, the instrument does not

qualify for classification in stockholders' equity in the statement of financial position and therefore the instrument does not meet the 11(a) scope exception and would be required to be bifurcated from the host contract and accounted for as a derivative at fair value, with changes in fair value recorded in earnings.

Exhibit 99.2 – Unaudited Pro Forma Consolidated Financial Statements as of October 31, 2004 and July 31, 2005

Note 2. Pro forma adjustments

2.   We have read your response to prior comment 9. We do not understand your conclusion that it was appropriate to value the shares issued at par, based on the guidance in EITF 99-12. The share price appears to have been $.08 beginning on at least August 12, 2005 and through the date of the transaction, and the price steadily increased after the acquisition on August 19, 2005. Please tell us what period of share prices you considered, in accordance with paragraph 4 of EITF 99-12, in determining the fair value of the shares issued.

Form 10-KSB for the Fiscal Year Ended October 31, 2005

Financial Statements

General

3.   To the extent that revisions made in response to the preceding comments have an impact on the financial statements for the year ended October 31, 2005 or the quarters ended January 31, 2006 and April 30, 2006, please revise the related Forms 10-KSB and 10-QSB as appropriate.

Note 1. Organization and Description of the Business

4.   Please revise to clearly explain that the historical financial statements presented are those of Montpellier, and that the financial statements of IGR are included only from the date of acquisition of August 19, 2005. Please explain to the reader the change in the business related to this acquisition, and whether you continue the operations of Montpellier, IGR, or both. Please make conforming revisions to the Forms 10-QSB for the fiscal quarter ended January 31, 2006 and April 30, 2006.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief